March 10, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Mr. William Choi, Accounting Branch Chief
Ms. Anita Karu, Attorney Advisor

Re:	Comment Letter dated February 24, 2006
File No. 0-51484 Fortune Oil & Gas, Inc. Registration Statement on Form 10-SB Amendment No. 4

Dear Mr. Choi:

On behalf of Fortune Oil & Gas, Inc. (the Company), we enclose for filing Amendment No. 4 of the above referenced Registration Statement (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 8, 2005.

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (Staff”) of the Securities and Exchange Commission in their letter dated February 24, 2006. Clean and marked copies of Amendment No. 4 to the registration Statement are being provided supplementally with a copy of this letter to Staff for their review and consideration.

Set forth below is the Company’s response to the United States Securities and Exchange Commission Staff’s comments. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 4 to Form 10-SB

Item 2. Management’s Discussion of Analysis or Plan of Operation, Page 18

Liquidity and Capital Resources, page 28, 29

Your current disclosure indicates that your cash, cash equivalents prepaid joint venture operating expenses and anticipated sale of our buoy mooring system are sufficient to meet the cash call requirements in the near term. Your response to prior comment 1 indicates that your cash requirements included your substantial short term obligations that existed at December 30, 2004 and September 30, 2005. Your response to prior comment 1 also indicates that your plan is that prior liabilities, those in existence at December 31, 2004, would be extinguished from our portion of production once that is achieved. Please state and disclose definitively whether or not your liquidity and capital resources, absent any proceeds from production, at December 31, 2004 and September 30, 2005 were sufficient to meet your substantial short term obligations including accounts payable and VAT taxes due. Our assumption is that if you had the necessary liquidity and capital resources, as you have indicated, you would have paid the outstanding short term obligations and avoided the possibility of dilution of you interest in the Bawean PSC. Please indicate how you determined that you had the necessary liquidity at September 30, 2006 to meet your short term existing and ongoing obligations. For example, if you expected that the additional financing from current investors and/or proceeds to be received from the sale of your buoy mooring system would provide the necessary liquidity. Please disclose these expectations. In doing so please provide the estimated expected financing and/or proceeds to be received from each source and disclose the related time frame. Alternatively, if you did not have the necessary liquidity and capital resources to meet your substantial short term obligations, absent potential proceeds from production, please revise your current disclosure to indicate such. In either event, please provide relevant disclosure regarding your plan to avoid the related dilution of your interest in the Bawean PSC and disclose your sources of liquidity absent proceeds from production, to repay CRC for their payment of your debts.

We have included the following additional disclosure in Amendment No. 4 to the Registration Statement:

Our liquidity and capital resources, absent any proceeds from production, at December 31, 2004 and September 30, 2005 were not sufficient to meet our substantial short term obligations including accounts payable and VAT taxes due. Our reference herein included our “substantial short term obligations that existed at December 30, 2004 and continue to exist as of September 30, 2005”. Specifically, these obligations refer to current, ongoing obligations which pertain to the operation of the Joint Venture as well as to the current operating obligations of IPR(J)L. These current obligations of IPR(J)L include costs typical of operations, such as the rental of office space, communications and payroll. With respect to our prior liabilities, including those inherited from the prior operator of the Bawean PSC, Management has instituted a program whereby these vendors were contacted in order to obtain an Agreement whereby they would receive a percentage of the amount due, defer all or a portion of the balance until production was achieved or a combination of these alternatives. Many of these vendors accepted a negotiated amount less than the current amount due, as they had not received any payment for a number of years. Others accepted a portion of the amount due and deferred the balance due until production is achieved. Management’s plan continues to be that prior liabilities, those in existence at December 31, 2004, would be negotiated to a lesser value or be extinguished through our portion of crude oil production, once that has been achieved. These concerted actions are expected to take the company to the point of production. Our dispute before the Court of Arbitration of the International Chamber of Commerce was to strongly communicate to our Joint Venture Partner our displeasure with the lack of progress being made to achieve crude oil production.

The mooring system was originally intended to be sold to our Joint Venture Partner, CRC, for $886,000 or alternatively be leased to them at a rate of $1,200.00 per day. While a decision has yet to be reached, CRC is expected to commit to completing either a sale or lease arrangement prior to the start-up of production.

Management believes that dilution of our working interest can best be avoided through Litigation vs CRC and Medco before the Court of the Queen’s Bench in Calgary, Alberta. Management and our advocates believe we have a strong case which may cause the Notice of Dilution to be struck down. Should crude oil production not occur, we would not have any cash flow and consequently no funds with which to pay out either CRC or our prior short term obligations.

Part III Item 2. Description of Exhibits, page F-34

 2. Please file the dilution and carried interest agreement and the notice of dilution from CRC as exhibits.

We supplementally inform Staff that we have filed the Dilution and Carried Interest Agreement as exhibit 10-15 and two Notices of Dilution from CRC as exhibits 10-16 and 10-17 on March 10, 2006.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at 1- (604) 531-0385, or by facsimile at 1-(604) 531-0387

Very truly yours,
FORTUNE OIL AND GAS, INC.

James Wensveen
Chief Executive Officer